UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2) *

ACHILLION PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00448Q201

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUISP No. 00448Q201	13G/A	Page 2 of 10

1	NAMES OF REPORTING PERSONS Investor AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,700,629
	6	SHARED VOTING POWER —0—
	7	SOLE DISPOSITIVE POWER 2,700,629
	8	SHARED DISPOSITIVE POWER —0—
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,629
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

**	Consists of 2,119,714 shares of Common Stock and 580,915 shares of Common Stock subject to currently exercisable warrants.

CUISP No. 00448Q201	13G/A	Page 3 of 10

1	NAMES OF REPORTING PERSONS Investor Growth Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,890,451
	6	SHARED VOTING POWER —0—
	7	SOLE DISPOSITIVE POWER 1,890,451
	8	SHARED DISPOSITIVE POWER —0—
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,890,451
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%***
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

***	Consists of 1,483,810 shares of Common Stock and 406,641 shares of Common Stock subject to currently exercisable warrants.

CUISP No. 00448Q201	13G/A	Page 4 of 10

1	NAMES OF REPORTING PERSONS Investor Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 810,178
	6	SHARED VOTING POWER —0—
	7	SOLE DISPOSITIVE POWER 810,178
	8	SHARED DISPOSITIVE POWER —0—
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810,178
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%****
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

****	Consists of 635,904 shares of Common Stock and 174,274 shares of Common Stock subject to currently exercisable warrants.

CUISP No. 00448Q201	13G/A	Page 5 of 10

ITEM 1	(a).	NAME OF ISSUER:

The name of the issuer is Achillion Pharmaceuticals, Inc. (the “Issuer”).

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Issuer’s principal executive office is located at 300 George Street, New Haven, CT 06511.

ITEM 2	(a).	NAME OF PERSON FILING:

This Schedule 13G is being jointly filed by:

(i) Investor AB, a limited liability company incorporated under the laws of Sweden, with respect to the shares of Common Stock (as defined below) of the Issuer held by Investor Growth Capital Limited and Investor Group, L.P. Investor Growth Capital Limited, a Guernsey company, is an indirect wholly-owned subsidiary of Investor AB. Investor Group, L.P. is a limited partnership of which Investor AB is the indirect general partner. Investor AB may be deemed to beneficially own the securities held by Investor Growth Capital Limited and Investor Group, L.P.

(ii) Investor Growth Capital Limited with respect to shares of Common Stock of the Issuer that it holds directly.

(iii) Investor Group, L.P. with respect to shares of Common Stock of the Issuer that it holds directly.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Arsenalsgatan 8c S-103 32 Stockholm, Sweden

ITEM 2	(c).	CITIZENSHIP:

(i) Investor AB is a limited liability company incorporated under the laws of Sweden.

(ii) Investor Growth Capital Limited is a Guernsey company.

(iii) Investor Group, L.P. is a Guernsey limited partnership.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share (the “Common Stock”)

ITEM 2	(e).	CUSIP NUMBER:

00448Q201

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUISP No. 00448Q201	13G/A	Page 6 of 10

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule Rule 13d-1(b)(1)(ii)(J), please specify the type of institution              .

CUISP No. 00448Q201	13G/A	Page 7 of 10

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Investor AB

	(a)	Amount beneficially owned:

2,700,629 shares

	(b)	Percent of class:

9.9%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

2,700,629 shares

(ii) Shared power to vote or direct the vote:

None

(iii) Sole power to dispose or to direct the disposition of:

2,700,629 shares

(iv) Shared power to dispose or to direct the disposition of:

None

Investor Growth Capital Limited

	(a)	Amount beneficially owned:

1,890,451 shares

	(b)	Percent of class:

7.0%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

1,890,451 shares

(ii) Shared power to vote or direct the vote:

None

(iii) Sole power to dispose or to direct the disposition of:

1,890,451 shares

(iv) Shared power to dispose or to direct the disposition of:

None

Investor Group, L.P.

CUISP No. 00448Q201	13G/A	Page 8 of 10

(a) Amount beneficially owned:

810,178 shares

(b) Percent of class:

3.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

810,178 shares

(ii) Shared power to vote or direct the vote:

None

(iii) Sole power to dispose or to direct the disposition of:

810,178 shares

(iv) Shared power to dispose or to direct the disposition of:

None

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.†

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Item 2(a) and 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below, each of the undersigned certify that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

†	As of the date hereof, Investor Group, L.P. has ceased to be the beneficial owner of more than five percent of the class of securities covered hereby. As of the date hereof, Investor AB and Investor Growth Capital Limited continue to be the beneficial owners of more than five percent of the class of securities covered hereby.

CUISP No. 00448Q201	13G/A	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2010

INVESTOR AB

/S/ MICHAEL OPORTO
Michael Oporto, Attorney-in-Fact

/S/ STEPHEN CAMPE
Stephen Campe, Attorney-in-Fact

INVESTOR GROWTH CAPITAL LIMITED

/S/ MICHAEL OPORTO
Michael Oporto, Attorney-in-Fact

/S/ STEPHEN CAMPE
Stephen Campe, Attorney-in-Fact

INVESTOR GROUP, L.P.

/S/ MICHAEL OPORTO
Michael Oporto, Attorney-in-Fact

/S/ STEPHEN CAMPE
Stephen Campe, Attorney-in-Fact

CUISP No. 00448Q201	13G/A	Page 10 of 10

EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or its knows or has reason to believe that such information is inaccurate.

Date: January 22, 2010

INVESTOR AB

/s/ Michael Oporto
Michael Oporto, Attorney-in-Fact

/s/ Stephen Campe
Stephen Campe, Attorney-in-Fact

INVESTOR GROWTH CAPITAL LIMITED

/s/ Michael Oporto
Michael Oporto, Attorney-in-Fact

/s/ Stephen Campe
Stephen Campe, Attorney-in-Fact

INVESTOR GROUP, L.P.

/s/ Michael Oporto
Michael Oporto, Attorney-in-Fact

/s/ Stephen Campe
Stephen Campe, Attorney-in-Fact